Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated April 29, 2013

Invesco PowerShares

powerSHARES
Xchange Traded Notes™

INFL PowerShares DB **U.S. Inflation** ETN
DEFL PowerShares DB **U.S. Deflation** ETN

ETN & index data as of March 31, 2013

Description

The PowerShares DB U.S. Inflation Exchange Traded Notes (Symbol:INFL)(the "Inflation ETNs") and PowerShares DB U.S. Deflation Exchange Traded Notes (Symbol: DEFL) (the "Deflation ETNs," together with the Inflation ETNs, the "ETNs") are the first exchange-traded products to provide investors with direct exposure to U.S. inflation or deflation expectations.

The Inflation ETNs and Deflation ETNs are based on the DBIQ Duration-Adjusted Inflation Index (the "long inflation index") and the DBIQ Duration-Adjusted Deflation Index (the "short inflation index", together with the long inflation index, the "inflation indexes"), respectively, which are intended to capture movements, whether up or down, in U.S. inflation expectations or deflation expectations, as applicable.

PowerShares DB U.S. Inflation/Deflation ETN & Index Data	
Ticker symbols	
U.S. Inflation	INFL
U.S. Deflation	DEFL
Intraday indicative value symbols	
U.S. Inflation	INFLIV
U.S. Deflation	DEFLIV
CUSIP symbols	
U.S. Inflation	25154W225
U.S. Deflation	25154W217
Details	
ETN price at inception	$50.00 per security
Inception date	12/05/2011
Maturity date	11/30/2021
Yearly investor fee	0.75%
Listing exchange	NYSE Arca
DBIQ Duration-Adjusted Inflation Index	DBLNLINF
DBIQ Duration-Adjusted Deflation Index	DBLNSINF
Issuer	
Deutsche Bank AG, London Branch	
Senior Unsecured Obligations	

ETN History[1] (Growth of $10,000 since Dec. 5, 2011)



INFL (Long)
DEFL (Short)
$11k
$10k
$9k
$8k
12/11
3/12
6/12
9/12
12/12
3/13
$10,377
$9,151

ETN Performance & Index History (%)[1]

	1 Year	2 Year	ETN Inception
ETN Performance			
U.S. Inflation	-1.98	–	0.02
U.S. Deflation	-1.64	–	-4.08
Index History			
Long Inflation Index	-1.32	–	0.68
Short Inflation Index	-1.01	–	-3.49
Comparative Indexes[2]			
S&P 500	13.96	–	20.91
Barclays U.S. Aggregate	3.77	–	3.81

Source: Invesco PowerShares, Bloomberg L.P.

[1] ETN performance figures are based on repurchase value. Repurchase value is the [current principal amount x (1 + TBill index return on such trading day) + index multiplier × applicable inflation index return on such trading day] × fee factor. See the prospectus for more complete information. Index history is for illustrative purposes only and does not represent actual ETN performance. The publication date of the DBIQ Duration-Adjusted Inflation Index and the DBIQ Duration-Adjusted Deflation Index is 7/25/2011. ETN Performance is based on gain or loss of $0.10 per security for each 1 point increase or decrease, respectively, in the level of the applicable inflation index, plus the income accrued from a notional investment of the value of the securities, as determined on each monthly rebalancing date, in 3-month United States Treasury bills on a rolling basis, as represented by the DB 3-Month T-Bill Index (the "TBill Index"), less an investor fee.

Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index. **PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.**

[2] The S&P 500® Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays U.S. Aggregate Index is an unmanaged index considered representative of the U.S. investment-grade, fixed-rate bond market. Correlation indicates the degree to which two investments have historically moved in the same direction and magnitude. Volatility is the annualized standard deviation of index returns.

800 983 0903 | 877 369 4617 powersharesetns.com | www.dbxus.com twitter: @PowerShares

INFL PowerShares DB **U.S. Inflation** ETN

DEFL PowerShares DB **U.S. Deflation** ETN

ETN data as of March 31, 2013

Volatility (%)[1,2]	Long	Short
Since ETN Inception	6.93	7.22

Historical Correlation[1,2] Since ETN Inception	Long	Short
S&P 500	0.49	-0.46
Barclays U.S. Aggregate	-0.56	0.53

What are the PowerShares DB U.S. Inflation and U.S. Deflation ETNs?

The ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to the month-over-month returns, whether positive or negative, on the DBIQ Duration-Adjusted Inflation Index and the DBIQ Duration-Adjusted Deflation Index.

The inflation indices aim to track changes in the market's expectations of future inflation implied by the difference in yields between Treasury Inflation-Protected Securities (TIPS) and U.S. Treasury bonds with approximately equivalent terms to maturity. A combination of offsetting short and long notional positions in TIPS and Treasury Bond Futures is one way in which this expectation of future inflation may be measured. If the market's expectation of future inflation increases, TIPS are likely to outperform U.S. Treasury bonds with approximately equivalent terms to maturity. If the market's expectation of future inflation decreases, TIPS are likely to underperform U.S. Treasury bonds with approximately equivalent terms to maturity. Therefore, to gain exposure to the market's expectation that future inflation will increase, the Inflation ETNs take a notional long position in TIPS and a notional short position in U.S. Treasury bonds with approximately equivalent terms to maturity. To gain exposure to the market's expectation that future inflation will decrease, the Deflation ETNs take a notional short position in TIPS and a notional long position in U.S. Treasury bonds with approximately equivalent terms to maturity.

If the daily repurchase value of the securities is above $100.00 for three consecutive trading days or is below $25.00 for three consecutive trading days, Deutsche Bank AG, London Branch will automatically effect a 2 for 1 split or a 1 for 2 reverse split of the securities, respectively. **Because the index multiplier remains constant at 0.10 per security, a mandatory split or reverse split will have the effect of increasing or decreasing an investor's exposure to the applicable inflation index, respectively.**

Investors may redeem the ETNs in blocks of 50,000 securities and multiples of 25,000 securities in excess thereof, subject to the procedures described in the pricing supplement. Redemptions may include a fee of up to $0.075 for each security that is redeemed or a fee of up to $0.50 if an investor offers in excess of 500,000 securities for redemption on any repurchase date.

Benefits & Risks of PowerShares DB U.S. Inflation and U.S. Deflation ETNs

Benefits

- Relatively low cost
- Intraday access
- Listed

Risks

- Non-principal protected
- Subject to an investor fee
- Limitations on redemption
- Concentrated exposure
- Credit risk of the issuer
- Issuer call right

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

Important Risk Considerations:

The ETNs offer investors exposure to the month-over-month performance of their respective inflation index and the month-over-month returns on the TBill index, measured from the first calendar day to the last calendar day of each month, less the investor fee. The inflation indices are intended to rise and fall based on changes in the market's expectations about future rates of inflation, and are therefore distinct from the U.S. City Average All Items Consumer Price Index for All Urban Consumers (the "CPI"), the commonly known consumer price index, which is used to track current inflation in the United States. Unlike TIPS, which are intended to provide inflation protection, the ETNs allow investors to take long or short exposure to changes in the market's expectations about inflation and do not guarantee any return of principal at maturity. Investors should consider their investment horizon as well as potential trading costs when evaluating an investment in the ETNs and should regularly monitor their holdings of the ETNs to ensure that they remain consistent with their investment strategies.

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch and payment of the amount due on the ETNs is entirely dependent on Deutsche Bank AG, London Branch's ability to pay. The rating of Deutsche Bank AG, London Branch does not address, enhance or affect the performance of the ETNs other than Deutsche Bank AG, London Branch's ability to meet its obligations. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, full principal at risk, uncertain tax treatment, strategy risk, trade price fluctuations, illiquidity and credit risk. Investing in the ETNs is not equivalent to a direct investment in the inflation indices or components of the inflation indices. The investor fee will reduce the amount of your return at maturity or upon repurchase of your ETNs even if the value of the relevant inflation index has increased. If at any time the repurchase value of the ETNs is zero, the relevant ETNs will be accelerated and you will lose your entire investment in such ETNs. An investment in the ETNs is not suitable for all investors.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. Ordinary brokerage commissions apply. Sales in the secondary market may result in losses. There are restrictions on the minimum number of units that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement.

The ETNs provide concentrated exposure to notional positions in TIPS and U.S. treasury bond futures contracts. The market value of the ETNs may be influenced by many unpredictable factors, including, among other things, U.S. government fiscal policy and monetary policies of the Federal Reserve Board, inflation and expectations concerning inflation, interest rates, and supply and demand for TIPS and U.S. Treasury bonds.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

An investor should consider the ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the ETNs involves risks, including the loss of some or all of the principal amount. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

Not FDIC Insured – No Bank Guarantee – May Lose Value

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

For US Use Only

© 2013 Invesco PowerShares Capital Management LLC P-DBINFL-ETN-PC-1-E 04/13

800 983 0903 | 877 369 4617
powersharesetns.com | www.dbxus.com twitter: @PowerShares